Exhibit 12.2
National Health Realty
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Three Months Ended March 31		Year Ended December 31
	2007	2006	2006	2005

Earnings:
Pretax income	$2,943	$3,103	$12,407	$11,277
Minority interest adjustment	359	378	1,512	1,376
Equity earnings adjustment	(1)	81	53	—
Add fixed charges	138	149	604	721
Add distributed income of equity investees	—	—	89	—

Total Earnings Available for Fixed Charges	$3,439	$3,711	$14,665	$13,374

Fixed charges:
Interest expensed	$138	$149	$604	$721

Total fixed charges	$138	$149	$604	$721

Ratio of Earnings to Fixed Charges	24.9x	24.9x	24.3×	18.5×